

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Thomas Rogers
President and Chief Executive Officer
TiVo Inc.
2160 Gold Street, P.O. Box 2160
Alviso, CA 95002

> **Re:** **TiVo Inc.**
> **Form 10-K for fiscal year ended January 31, 2010**
> **Filed March 31, 2010**
> **Definitive Proxy Statement**
> **Filed May 28, 2010**
> **Form 10-Q for fiscal quarter ended October 31, 2010**
> **Filed December 7, 2010**
> **File No. 000-27141**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Compensation – Chief Executive Officer, page 19

1. Tell us why disclosure of the target and achievement goals for significant corporate deals is not material to an understanding of your chief executive officer's compensation. Furthermore, explain to us how disclosure of such goals could result in competitive harm to your company.

2. In your table you disclose that the targets for Overall Advertising Sales Performance and Overall ARM and Content Performance are "Discretionary." In the discussion above the table you state that the performance targets of these goals, that comprise a total of 20% of

your CEO's incentive compensation, are based on the Board of Directors' subjective assessment. In future filings please discuss the underlying measures, metrics or other aspects the Board of Directors looks to when making a subjective assessment of these performance goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (415) 395-8095
        Keith Benson, Esq.
         Latham & Watkins LLP